SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of July 2005

                             -----------------------

                        AMERICAN ISRAELI PAPER MILLS LTD.
                 (Translation of Registrant's Name into English)
                          P.O. Box 142, Hadera, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________


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      Attached hereto as Exhibit 1 and incorporated herein by reference is the
Registrant's press release dated July 13, 2005

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       AMERICAN ISRAELI PAPER MILLS LTD.

                                       (Registrant)


                                       By: /s/ Lea Katz
                                           -------------------------------------
                                           Name:  Lea Katz
                                           Title: Corporate Secretary

Dated: July 13, 2005


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                                  EXHIBIT INDEX
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      EXHIBIT NO.        DESCRIPTION
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          1.             Press release dated July 13, 2005


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                                    Exhibit 1

                                              News

                                              Client:          AMERICAN ISRAELI
                                                               PAPER MILLS, LTD.

                                              Agency Contact:  PHILIP Y. SARDOFF

                                              For Release:     IMMEDIATE

Hadera Israel, July 13,2005......American Israeli Paper Mills Ltd. (ASE:AIP)
[AIPM], announced today that Hogla-Kimberly Ltd., in which AIPM holds 49.9%, is a supplier of Clubmarket , an Israeli supermarket chain. Recent publications in the press indicated that Clubmarket is suffering financial difficulties and that Clubmarket filed yesterday for a court stay of all proceedings against Clubmarket. In connection therewith, AIPM announced that the debt of Clubmarket to Hogla-Kimberly Ltd, according to its books, is approximately NIS 20 million (approximately $4.4 million).

At this time, AIPM cannot estimate the effect of such events on its financial results.